Exhibit 99.4

SRK Consulting (Canada) Inc. 1300 – 151 Yonge Street Toronto, Ontario, Canada M5C 2W7 T: +1.416.601.1445 F: +1.416.601.9046 toronto@srk.com www.srk.com

Project number: 3CN024.002

Toronto, March 30, 2016

To:

Securities Regulatory Authorities

B. C. Securities Commission (BCSC)

Alberta Securities Commission (ABC)

Ontario Securities Commission (OSC)

L’Autorité des marchés financiers (AMF)

Toronto Stock Exchange (TSX)

CONSENT of AUTHOR

I, Lars Weiershäuser, do hereby consent to the public filing of the technical report entitled Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland, (the Technical Report) and dated March 24, 2016, and any extracts from or a summary of the Technical Report under the National Instrument 43-101 disclosure of North American Nickel, Inc. and to the filing of the Technical Report with any securities regulatory authorities.

I further consent to the company filing the report on SEDAR and consent to press releases made by the company with my prior approval.

Dated this 30th day of March, 2016.

[“signed and sealed”]
Lars Weiershäuser, PhD, PGeo
Senior Consultant (Resource Geology)

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